UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

59833H101
(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Richard Bertkau

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897

Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq. Qashu & Schoenthaler LLP 295 Madison Avenue, 12th Floor New York, New York 10017 Telephone: (646) 274-1450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna Core Capital Assets Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

PN, HC

CUSIP No. 59833H101

1.	Name of Reporting Person

AC Midwest Energy LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

OO

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IA, OO

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna General Partner II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IA, OO

CUSIP No. 59833H101

1.	Name of Reporting Person

Harry V. Toll

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

CUSIP No. 59833H101

1.	Name of Reporting Person

James C. Furnivall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

CUSIP No. 59833H101

1.	Name of Reporting Person

Eric M. Press

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

CUSIP No.	59833H101

1.	Name of Reporting Person

Roger P. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

CUSIP No.	59833H101

1.	Name of Reporting Person

Earle Goldin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

28,209,134
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
28,209,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,209,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

41.08%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”), which amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014 (as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), is being filed jointly by Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”), Alterna General Partner II LLC, a Delaware limited liability company (the “Fund II General Partner”), Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (the “Fund II”), AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”) Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin, each a citizen of the United States of America (together with Alterna, Fund II General Partner, Fund II and AC Midwest the “Reporting Persons”), who may be deemed to beneficially owner certain shares common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 West Wilson Bridge Road, Suite 140 Worthington, Ohio 43085.

Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As of March 23, 2015, the Reporting Persons may be deemed to beneficially own an aggregate of 28,209,134 shares of Common Stock, representing approximately 41.08% of the issued and outstanding shares of the Issuer’s Common Stock.

Item 2.	Identity and Background.

Items 2(a) and (f) of the Schedule 13D are hereby amended to remove AC Midwest Entity Corp., a Delaware corporation (“AC Midwest Corp.”). AC Midwest Corp., a holding company, ceased to be a member of the group and was dissolved on December 30, 2014.

The first paragraph of Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follow:

AC Midwest is the wholly owned subsidiary of Fund II. AC Midwest was formed for the purpose of and is primarily engaged in the business of holding the Subject Securities (as hereinafter defined). Fund II is primarily engaged in the business of investing in securities. Fund II General Partner is primarily engaged in the business of serving as the general partner of Fund II. Alterna is primarily engaged in the business of serving as investment advisor to various investment funds including Fund II.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 16, 2015, AC Midwest, the Issuer and MES entered into a certain Waiver and Amendment to Financing Agreement and Reaffirmation of Guaranty Agreement (the “Waiver and Amendment”) pursuant to which AC Midwest agreed to waive certain covenants and rights and amend certain definitions set forth in the Financing Agreement and the Issuer agreed to pay $3 million toward the principal balance of the Note and reduce the initial conversion price of the Note and the initial exercise price of the Warrant to $0.50 per share. The foregoing description of the Waiver and Amendment does not purport to be complete and is qualified in its entirety by reference to the Waiver and Amendment, which is incorporated herein by reference to Exhibit 99.8.

Item 4.	Purpose of Transaction.

The first three paragraphs of Item 4 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(j)	The Note and Warrant were acquired for investment purposes.

Pursuant to, and in accordance with the terms of the Financing Agreement, as amended by the Waiver and Amendment, the indebtedness evidenced by the Note is convertible at any time and from time to time into shares of the Issuer’s Common Stock at an initial conversion price of $0.50 per share, subject to weighted average anti-dilution protection (except with respect to certain excluded issuances). Interest on the Note is payable in kind (the “PIK Interest”) for the first year, at a rate of 2% in cash and 10% in kind for the second year and thereafter entirely in cash. Interest is calculated on the basis of a 360-day year and actual days elapsed, and it accrues or is payable, as applicable, monthly in arrears on or before the last day of each calendar month.

As of March 16, 2015, following the Issuer’s $3 million payment of principal, the outstanding principal balance of the Note together with all accrued PIK Interest thereon was $7,735,826 (the “Amended and Restated Note”). An additional $118,741 in PIK Interest will accrue on and become payable under the Note through May 15, 2015.

The Warrant is exercisable at any time and from time to time for up to 12,500,000 shares of Common Stock at an initial exercise price of $0.50 per share, subject to weighted average anti-dilution protection (except with respect to certain excluded issuances). In addition the Warrant contains percentage based anti-dilution protection, requiring that the aggregate number of shares of Common Stock purchasable upon initial exercise of the Warrant not be less than an amount equal to 15% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis. The Warrant may also be exercised on a cashless basis.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) Based upon the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 20, 2015, an aggregate of 40,451,388 shares of Common Stock were outstanding as of March 20, 2015.

Based on the foregoing, as of March 23, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 28,209,134 shares of Common Stock, which includes: (i) 15,471,652 shares of Common Stock issuable upon conversion of the Amended and Restated Note (the “Conversion Shares”); (ii) 237,482 shares of Common Stock issuable upon conversion of PIK Interest that will accrue on and become payable under the Note within sixty days of the date hereof (the “PIK Interest Shares”); and (iii) 12,500,000 shares of Common Stock issuable upon exercise of the Warrant (the “Warrant Shares” and together with the Note, Conversion Shares, Warrant, PIK Interest Shares, any 2013 Secured Notes acquired by AC Midwest, and any shares of Common Stock issuable upon conversion of any 2013 Secured Notes so acquired, collectively, the “Subject Securities”), representing approximately 41.08% of the Issuer’s outstanding Common Stock.

AC Midwest directly holds (or will hold upon issuance or acquisition, as applicable, directly hold) and has the power to vote and dispose of the Subject Securities.

Fund II, owns all of the outstanding equity interests of AC Midwest, accordingly AC Midwest Corp. may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II owns all of the outstanding equity interests of AC Midwest Corp., and together with AC Midwest Corp., owns all of the outstanding equity interests of AC Midwest, accordingly Fund II may be deemed to beneficially own the Subject Securities held by AC Midwest.

Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by AC Midwest, accordingly Alterna may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II General Partner, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by AC Midwest, accordingly Fund II General Partner may be deemed to beneficially own the Subject Securities held by AC Midwest.

Each of Messrs. Toll, Furnivall, Press and Miller, by virtue of their role as managing members of Alterna, and Mr. Goldin, by virtue of his role as a member of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by AC Midwest, accordingly each may be deemed to beneficially own the Subject Securities held by AC Midwest.

(c) Except has set forth in this Schedule 13D and in the Reporting Persons’ Form 4 filed with the Commission on February 3, 2015, there have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons within the last sixty days.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 7.	Material to be Files as Exhibits.

The disclosure set forth in Item 7 is amended and restated in its entirety as follows:

Exhibit	Description
99.1	Joint Filing Agreement, dated as of August 25, 2014, by and among Alterna Capital Partners LLC, Alterna General Partner II LLC, Alterna Core Capital Assets Fund II, L.P., AC Midwest Energy LLC, Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014).

99.2	Financing Agreement, dated as of August 14, 2014, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.3	Form of Warrant (incorporated by reference to Exhibit 10.2 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.4	Form of Allonge, dated as of August 14, 2014, by and between Midwest Energy Emissions Corp. and Richard Galterio, as agent for the holders of certain of Midwest Energy Emissions Corp.’s 10% secured convertible promissory notes (incorporated by reference to Exhibit 10.7 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.5	Intercreditor Agreement, dated as of August 14, 2014, by and among Richard Galterio, as agent for certain prior note holders, Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.4 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.6	Investor/Registration Rights Agreement, dated as of August 14, 2014, by and between Midwest Energy Emissions Corp. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.5 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.7	Limited Power of Attorney for Section 13 and Section 16 Reporting (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014).

99.8	Waiver and Amendment to Financing Agreement and Reaffirmation of Guaranty, dated as of March 16, 2015, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.25 to Midwest Energy Emissions Corp.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015

Alterna Capital Partners LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

AC Midwest Energy LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

HARRY V. TOLL

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

James C. Furnivall

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact